

April 27, 2021

Joseph J. Wolk
Chief Financial Officer
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933

> **Re: Johnson & Johnson**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 22, 2021**
> **File No. 001-03215**

Dear Mr. Wolk:

      We have reviewed your filing and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 3, 2021

Management's Discussion and Analysis of Results of Operations and Financial Condition
Results of Operations
Research and Development Expense, page 27

1.   You disclose that one of the drivers of your increase in research and development expense during 2020 was portfolio progression including the COVID-19 vaccine in the Pharmaceutical business, net of governmental reimbursements. Please tell us your consideration of disclosing material agreements entered into with U.S. and other governments for the development and distribution of your COVID-19 vaccine, the significant terms of such agreements and how related amounts have been recognized in your financial statements. In this regard, we note in August 2020 you announced an agreement with the Biomedical Advanced Research and Development Authority (BARDA) whereby BARDA committed over $1 billion in funding in exchange for the development and delivery of 100 million doses of the vaccine in the U.S. You also announced that this vaccine would be provided at a global non-for-profit basis for

emergency pandemic use.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ibolya Ignat at (202) 551-3636, or Angela Connell at (202) 551-3426 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences